Exhibit 99.1

Investor News

Oliver Maier

Head of Investor Relations

Fresenius Medical Care

Else-Kröner-Straße 1

61352 Bad Homburg

Germany

T +49 6172 609-2601

F +49 6172 609-2301

oliver.maier@fmc-ag.com

www.freseniusmedicalcare.com

February 17, 2016

Fresenius Medical Care reaches agreement in principle to resolve the GranuFlo®/NaturaLyte® product liability litigation

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced that Fresenius Medical Care North America (FMCNA) has reached an agreement in principle with a committee designated by the plaintiffs to resolve litigation in the United States involving GranuFlo®/NaturaLyte®.

Under the agreement in principle, the settlement amount would be $250 million, provided that 97% of all plaintiffs agree to the settlement by July 2016 with the funding provided in August 2016. Insurers will fund the settlement amount with $220 million.

Therefore, the company expects a pre-tax charge of $60 million from the settlement and other costs to finalize this matter. This impact for the company will be reflected in its 2015 numbers to be published on February 24, 2016.

For 2015 the company expects to report revenues of approximately $16.7 billion. Excluding the charge net of tax, the 2015 net income attributable to shareholders should increase by approximately 2% over the prior year period. On that basis the company expects to be in line with its financial guidance for 2015.

The company’s GranuFlo®/NaturaLyte® product at issue in the litigation remains on the market and continues to be the market leader for dialysis acid concentrates in the United States. There has been no change in the composition of the product and it remains safe and effective when used and prescribed as directed.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which more than 2.6 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,402 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 290,250 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.